[Logo of Pride Business Development Holdings, Inc.]


September 22, 2006

VIA EDGAR AND FACSIMILE (202) 772-9361
--------------------------------------
Mr. Scott Ruggiero
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

         Re:  Pride Business Development Holdings, Inc.
              Form 10-KSB for the Fiscal Year Ended December 31, 2005 Filed June 1, 2006
              Form 10-QSB for the Quarterly Period Ended March 31, 2006 Filed July 14, 2006
              Form 10-QSB for the Quarterly Period Ended June 30, 2006 Filed August 23, 2006
              File No. 0-51107

Dear Mr. Ruggiero:

         We have received the staff's comment letter dated September 7, 2006. However due to the resignation of our engagement partner at Malone & Bailey, P.C. ("Malone & Bailey"), our independent accountants, we require additional time to response to the matters described in the comment letter. We have been informed by Malone & Bailey that our account is currently in a transition phase and the new engagement partner will begin working on our account beginning in the middle of next week. This new engagement partner will require time to familiarize himself with the matters described in the comment letter. As a result of the foregoing, we will respond to the matters described in the comment letter on or before October 27, 2006.



         Please contact the undersigned at (866) 868-0461 with any questions.

                                        Sincerely,


                                        /s/ Ari L. Markow
                                        ---------------------------------
                                        Ari L. Markow
                                        President


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